Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

IEC ELECTRONICS CORP.

a Delaware corporation

at

$15.35 per share

Pursuant to the Offer to Purchase

dated August 26, 2021

by

CTI ACQUISITION CORP.

a direct, wholly-owned subsidiary of

CREATION TECHNOLOGIES INTERNATIONAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 23, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “XPIRATION TIME”

August 26, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by CTI Acquisition Corp., a Delaware corporation (which we refer to as “Offeror”), a direct, wholly-owned subsidiary of Creation Technologies International Inc., Delaware corporation (which we refer to as “Parent”), to act as Information Agent in connection with Offeror’s offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (which we refer to as “Shares”), of IEC Electronics Corp., a Delaware corporation (which we refer to as the “Company”), at a purchase price of $15.35 per Share, net to the holder of such Share in cash, without interest and subject to any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Time (as defined below) or if the procedure for book-entry transfer cannot be completed by the Expiration Time (the “Notice of Guaranteed Delivery”);

4. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the end of the day, at 12:00 Midnight, New York City Time, on September 23, 2021, unless the Offer is extended or earlier terminated (such date and time, as it may be extended). Previously tendered Shares may be withdrawn at any time until the Offer has expired.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 12, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror, Creation Technologies Inc., a Delaware corporation, as guarantor, and the Company. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), without the vote of stockholders of the Company, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent. As a result of the Merger, the Shares will cease to be publicly traded.

For Shares to be validly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Offeror will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror’s expense.

Very truly yours,

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks & Brokers May Call: (212) 269-5550

All Others Call Toll Free: (800) 848-2998

Email: iec@dfking.com

Nothing contained herein or in the enclosed documents shall render you the agent of Offeror, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.